Exhibit 99.1

FERRARI ANNOUNCES VOTING RESULTS FROM ITS
ANNUAL GENERAL MEETING

Maranello (Italy), April 15, 2026 – Ferrari N.V. (“Ferrari” or the “Company”) (NYSE/EXM: RACE) announced today that all resolutions proposed to Shareholders at the Ferrari’s Annual General Meeting of Shareholders (the “AGM”) held today in Amsterdam, the Netherlands, were passed.

The Shareholders approved the 2025 Annual Accounts, expressed a positive advice with respect to the Remuneration Report 2025 and approved a dividend in cash1 of Euro 3.615 per outstanding common share, totalling approximately Euro 640 million. The outstanding common shares will be quoted ex-dividend from April 20, 2026 on EXM and from April 21, 2026 on NYSE. The record date for the dividend will be April 21, 2026 on both EXM and NYSE and the dividend on the outstanding common shares will be paid on May 5, 2026. Shareholders holding the Company’s common shares on the record date that are traded on the NYSE will receive the dividend in U.S. dollars at the official European Central Bank EUR/USD exchange rate of April 16, 2026.

The AGM re-appointed all Ferrari directors standing for election. John Elkann and Benedetto Vigna were re-elected as executive directors of Ferrari. Piero Ferrari, Delphine Arnault, Francesca Bellettini, Eduardo H. Cue, Sergio Duca, John Galantic, Maria Patrizia Grieco, Michelangelo Volpi and Tommaso Ghidini were re-elected as non-executive directors of Ferrari.

The AGM renewed the existing delegations to the Board of Directors of the Company of the authority to issue common shares (for a period of 18 months from the date of the AGM), to grant rights to subscribe for common shares and to limit or exclude pre-emptive rights for common shares (for a period of 18 months from the date of the AGM), subject to certain maximum amount thresholds.

Furthermore, the AGM renewed, for a period of 18 months from the date of the AGM, the existing authorization of the Board of Directors to repurchase up to a maximum of 10% of the Company’s common shares issued as of the date of the AGM. Pursuant to the authorization, which does not entail any obligation for the Company but is designed to provide additional flexibility, the Board of Directors may repurchase common shares in compliance with applicable regulations, subject to certain maximum and minimum price thresholds.

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1 The coupon number of the dividend is 11 (eleven).

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

The AGM also approved the cancellation of all the common shares held by the Company on December 31, 2025 in its own share capital, as well as the cancellation of all the special voting shares held by the Company on April 15, 2026.

The Shareholders re-appointed Deloitte Accountants B.V. as the Company’s independent auditor for the financial year 2026 and appointed the same Deloitte Accountants B.V. as the Company’s independent sustainability assurance provider for the financial year 2026.

The Shareholders further approved the awards of (rights to subscribe for) common shares in the capital of the Company to the executive directors.

Details of the resolutions submitted to the AGM are available on the Company’s corporate website at https://www.ferrari.com/en-EN/corporate.

This press release contains forward-looking statements. These statements are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: volatility and deterioration of capital and financial markets, including possibility of new Eurozone sovereign debt crisis, changes in commodity prices, changes in general economic conditions, economic growth and other changes in business conditions, weather, floods, earthquakes or other natural disasters, changes in government regulation, production difficulties, including capacity and supply constraints and many other risks and uncertainties, most of which are outside of the Group’s control, including global economic conditions, macro events, pandemics, conflicts, hostilities and scenarios of geopolitical instability.

For further information:
Media Relations
Email: media@ferrari.com
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